EXHIBIT 99.3

RESOLUTION OF THE DIRECTORS OF BREATH OF LIFE FOUNDATION

(WY 2016-000736983)

The undersigned constitute a quorum of the directors of Breath of Life Foundation, a non-profit organization formed under provision of the Wyoming Non-Profit Corporation Act (the “Foundation”). The following minutes and resolutions set out the results of a telephonic meeting held on April 26, 2022.

1.

The directors acknowledged the purposes of the Foundation were to accept donations of cash or appreciated securities, liquidate same, and to forward its eleemosynary purposes by making cash donations to others, e.g., individuals, charitable organizations, etc., invested in the sanctity of human life from conception.

2.

The directors acknowledge that the purposes of the Foundation have been thwarted and postponed by prior management – which does not include any of the current directors --, in particular by failing to maintain the Foundation’s Sec. 501(c)(3) accreditation and by possibly excessive administrative expenses.

3.

The directors have determined to remove Christopher Hall as a director in accordance with the provision of Wyoming Statutes 17-19-808. Mr. Hall will be notified of his removal upon the conclusion of this meeting.

4.

The directors acknowledge that the current assets of the Foundation are composed of approximately $165,000 in cash and 9.6mm shares of BioAdaptives, Inc. common stock, and that the persons who have previously supported the Foundation are no longer in a position to provide support by continuing donations of either cash or appreciated securities. The directors furthermore acknowledge that recent SEC actions against Mr. Epling, specifically including a Penny Stock Bar, may prohibit the Foundation from engaging in transactions involving the BioAdaptives shares.

5.

The directors acknowledge that the administration of these assets, which may include the sale of the BioAdaptives shares in public or private transactions, and the disposition of its cash, as well as investigation of any potential claims against prior management, would best be accomplished by the appointment of an independent Administrator, who shall also be charged with winding-up the Foundation’s business, if appropriate, including ensuring that its tax filings and other obligations have been completed.

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Whereupon, the Directors have determined as follows:

○

Joel S. Mills, Esq., Nashville, Tennessee, is hereby appointed as Administrator, with the powers and authority set out above: He shall investigate claims and determine which and whether to proceed; make disposition of assets, in accordance with the stated goals of the Foundation; conduct such further actions as may be necessary to ensure the Foundation is current and compliant with its administrative obligations, including tax filings. In furtherance of this authority, Mr. Mills is hereby authorized to establish bank or brokerage accounts in the name of or for the benefit of the Foundation or, if more efficient, to use existing trust or other accounts maintained by him, subject to the proviso that he maintain separate financial books and records detailing the disposition of Foundation assets.

○

Mr. Mills may, if appropriate, wind-up and dissolve the Foundation. In anticipation thereof, Mr. Mills should notify the Wyoming Secretary of State in accordance with Wyoming Statutes 17-19-1403 as to his appointment and, if appropriate, his intentions to dissolve.

○	The current officers and directors acknowledge they shall have no further role or involvement in the management or operations of the Foundation, unless such is required by operation of law.

Done this 26th. day of April, 2022.

BARRY EPLING, PRESIDENT AND DIRECTOR

/s/ Barry Epling

BRITTA COVERT, VICE PRESIDENT AND DIRECTOR

/s/ Britta Covert

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